2/28

02-28-02


02005773

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response . . .	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 11190

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Family Investors Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

265 South Avenue
(No. and Street)


RECD S.E.C.
FEB 28 2002
586

Fanwood	New Jersey	07023
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred J. Chemidlin, Jr. 908-322-1800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cerefice & Company
(Name — *if individual, state last, first, middle name*)

1103 Westfield Avenue	Rahway	NJ	07065
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

03/11/02 S.S

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Fred J. Chemidlin, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Family Investors Company, as of December 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

No Exceptions



Signature

CEO

Title



Notary Public

BETTY J. FENNIMORE
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Feb. 8, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Family Investors Company | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/01 [99]
SEC FILE NO. 8-11196 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 298,231	200			$ 298,231	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivables from non-customers	47, 992	355	45,525	600	93,517	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	1,632	424			1,632	
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ 7,200 [130]			7,200		7,200	
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	24,039	680	24,039	920
11. Other assets		535	8,128	735	8,128	930
12. TOTAL ASSETS	$ 347,855	540	$ 84,892	740	$ 432,747	940

OMIT PENNIES

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Family Investors Company as of 12/31/01

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable		$	1045	$	1255	$	1470
14. Payable to brokers or dealers:							
A. Clearance account		45,782	1114		1315	45,782	1560
B. Other			1115		1305		1540
15. Payable to non-customers			1155		1355		1610
16. Securities sold not yet purchased, at market value					1360		1620
17. Accounts payable, accrued liabilities, expenses and other		118,347	1205	0	1385	118,347	1685
18. Notes and mortgages payable:							
A. Unsecured			1210				1690
B. Secured			1211		1390		1700
19. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings:					1400		1710
1. from outsiders $	970						
2. Includes equity subordination (15c3-1 (d)) of .... $	980						
B. Securities borrowings, at market value: from outsiders $	990				1410		1720
C. Pursuant to secured demand note collateral agreements:					1420		1730
1. from outsiders $	1000						
2. Includes equity subordination (15c3-1 (d)) of .... $	1010						
D. Exchange memberships contributed for use of company, at market value					1430		1740
E. Accounts and other borrowings not qualified for net capital purposes			1220		1440		1750
20. TOTAL LIABILITIES		$ 164,129	1230	$ 0	1450	$ 164,129	1760

Ownership Equity

21. Sole proprietorship			$	1770
22. Partnership (limited partners	$	1020)		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock			49,125	1792
C. Additional paid-in capital				1793
D. Retained earnings			219,493	1794
E. Total			268,618	1795
F. Less capital stock in treasury			(--)	1796
24. TOTAL OWNERSHIP EQUITY			$ 268,618	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 432,747	1810

OMIT PENNIES

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Family Investors Company as of 12/31/01

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 268,618	3480
2.	Deduct ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			268,618	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 268,618	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 84,892	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(84,892)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 183,726	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities Mutual fund	245	3734		
	D. Undue Concentration		3650		
	E. Other (List) Money Market Account	4707	3736	(4,952)	3740
10.	Net Capital			$ 178,774	3750

OMIT PENNIES

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Family Investors Company as of 12/31/01

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

This computation was made by Cerefice & Company. The result is not materially different from that of the client.

11.	Minimum net capital required (6-2/3% of line 19)	$ 10,942	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 25,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 25,000	3760
14.	Excess net capital (line 10 less 13)	$ 153,774	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 162,361	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 164,129	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ 164,129	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 91.81	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

The accompanying notes are an integral part of these financial statements.

3/83

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Family INvestors Company

For the period (MMDDYY) from 1/1/01 [3932] to 12/31/01 [3933]
Number of months included in this statement 12 months [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item	Amount	Code
1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$ 26,071	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions		3939
d. Total securities commissions	26,071	3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts	100	3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares	344,496	3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services	518,973	3975
8. Other revenue	340,874	3995
9. Total revenue	$1,230,514	4030

EXPENSES

Item	Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers	$ 124,000	4120
11. Other employee compensation and benefits	878,671	4115
12. Commissions paid to other broker-dealers		4140
13. Interest expense		4075
a. Includes interest on accounts subject to subordination agreements [4070]		
14. Regulatory fees and expenses	5,563	4195
15. Other expenses	216,699	4100
16. Total expenses	$1,224,933	4200

NET INCOME

Item	Amount	Code
17. Net Income (loss) before Federal Income taxes and items below (Item 9 less Item 16)	$ 5,581	4210
18. Provision for Federal Income taxes (for parent only)	323	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
a. After Federal income taxes of [4238]		
20. Extraordinary gains (losses)		4224
a. After Federal income taxes of [4239]		
21. Cumulative effect of changes in accounting principles		4225
22. Net income (loss) after Federal income taxes and extraordinary items	$ 5,258	4230

MONTHLY INCOME

Item	Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	4211

The accompanying notes are an integral part of these financial statements.

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Family Investors Company

For the period (MMDDYY) from 1/1/01 to 12/31/01

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Item				Amount	Code
1. Balance, beginning of period				$ 239,235	4240
A. Net income (loss)				5,258	4250
B. Additions (Includes non-conforming capital of	$	4262	)	24,125	4260
C. Deductions (Includes non-conforming capital of	$	4272	)		4270
2. Balance, end of period (From item 1800)				$ 268,618	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Item	Amount	Code
3. Balance, beginning of period	$ NONE	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$ NONE	4330

OMIT PENNIES

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Family Investors Company as of 12/31/01

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1		4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm Investec Ernst & Company [4335]	x	4570
D. (k) (3)—Exempted by order of the Commission		4580

Based on our review of the clients' procedures,
we concur in this claim for exemption.

The accompanying notes are an integral part of these financial statements.

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ NONE 4699

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c)(2)(iv) Liabilities

3/78

The accompanying notes are an integral part of these financial statements.

FAMILY INVESTORS COMPANY

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 5,258
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation	5,923
Deferred taxes	(2,510)
Investment income	(5,728)
Net Unrealized gains on investments other than trading	(100)
(Increase)Decrease in operating assets:	
Accounts Receivable	21,342
Prepaid expenses	1,326
Other assets	(5,469)
Increase (Decrease)in operating liabilities:	
Accounts payable	(1,081)
Accrued expenses	17,570
Customer Exchange	45,782
Income Taxes payable	(5,011)
Net cash provided by operating activities	77,302
CASH FLOWS FROM INVESTING ACTIVITIES:	
Investment income	5,728
Purchase of long term investments	(1,532)
Decrease in interest receivable	518
Net cash provided by investing activities	4,714
CASH FLOW FROM FINANCING ACTIVITIES:	
Proceeds of sale of common stock	24,125
Net cash provided by financing activities	24,125
INCREASE IN CASH	106,141
CASH - January 1, 2001	192,290
CASH - December 31, 2001	298,431
Less Petty cash treated as other "non-allowable" asset	(200)
CASH - December 31, 2001 per line 750, Focus Report	$ 298,231

FAMILY INVESTORS COMPANY

STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

NET INCOME		$ 5,158
OTHER COMPREHENSIVE INCOME, NET OF TAX:		
Unrealized gains on investments:		
Unrealized holding gains arising during the period	$ 100	
OTHER COMPREHENSIVE INCOME		100
TOTAL COMPREHENSIVE INCOME		$ 5,258

Family Investors Company
Notes to Financial Statements
December 31, 2001

1. Organization and Nature of Business

The company, a New Jersey Corporation, is an introducing broker registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

2. Significant Accounting Policies

Securities Transactions

The company accepts customer orders for equity securities but clears the orders through another broker. The clearing broker settles the customer transactions and pays the company a commission. Customer payments for investment company shares are deposited into a trust account. A check for the actual cost of the shares less the company's commissions is drawn from the trust account and sent to the investment company. The company transfers the amount of commissions to the operating account by writing a check drawn on the trust account.

Commissions

Commissions and related expenses are recorded on a trade-date basis as securities transactions clear.

Fees for Account Supervision and Administrative Services

Account supervision and administrative services fees are received at various intervals depending on the payment schedules for the investment companies but are recognized as income on a pro-rata basis over the term of the contract.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Federal and State income taxes are recorded as of the date of the financial statements utilizing currently enacted tax laws and rates. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statement. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Concentrations of Credit and Market Risk

The company is engaged in various activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. Management believes it is not exposed to any significant credit risk. Cash deposits in financial institutions are below the FDIC Insured amounts.

Financial instruments that potentially expose the company to concentrations of credit and market risk consist primarily of cash equivalents. Cash equivalents are maintained at a high-quality investment company. The company has not experienced any losses on its cash equivalents. Management believes the company is not exposed to any significant market risk on cash equivalents since cash equivalents are invested in a money market account invested in U.S. Government securities.

3. Securities and other investments

Securities at fair market value consist of investment in a mutual fund. Unrealized holding gains related to this investment were $100 as of December 31, 2001. Securities not readily marketable consist of stock and warrants of NASD, Inc. a privately held company. Transfer of these shares is restricted and fair market value is not readily ascertainable.

Family Investors Company
Notes to Financial Statements
December 31, 2001

4. Property, Furniture, and Equipment

Property, furniture, and equipment consist of the following:

Computers and Office Equipment	$ 68,749
Furniture and Fixtures	32,874
Computer Software	1,982
	103,605
Less Accumulated Depreciation	79,566
	$ 24,039

Depreciation expense of $5,923 for the current period was calculated on a straight-line method over 5 years for equipment, 7 years for Furniture and Fixtures, and 3 years for Software.

5. Receivable from and payable to Broker-Dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations at December 31, 2001, consist of fees and commissions receivable in the amount of $93,336. Amounts payable to broker-dealers consist of customer funds to be remitted to the broker-dealer in the amount of $45,782.

6. Commitments and Contingent Liabilities

The company has obligations under operating leases with initial non-cancelable terms in excess of one year. Approximate aggregate annual rentals for office space and equipment at December 31, 2001, are as listed below:

2002	$ 50,120
2003	$ 45,320
2004	$ 43,572
2005	$ 2,178
2006	$ 544
	$ 141,734

Lease payments for the year ended December 31, 2001 were as follows:

Office rent	$ 34,020
Automobile lease	$ 6,857
Equipment rental	$ 3,296
	$ 44,173

Family Investors Company
Notes to Financial Statements
December 31, 2001

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which required the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $178,774.

8. Common Stock

The Company has 2,500 shares of no par value common stock authorized of which 1,125 shares have been issued and are outstanding.

9. Income taxes

The current and deferred portions of the income tax expense included in the statement of operations as determined in accordance with FASB Statement No. 109, Accounting for Income Taxes, are as follows:

	Current	Deferred	Total
Federal	$ 2,678	$ (2,355)	$ 323
State	1,372	(155)	1,217
Total	$ 4,050	$ (2,510)	$ 1,540

A reconciliation of the difference between the expected income tax expense and income computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

Expected income tax expense at U.S. statutory tax rate	$ 789
The effect of:	
Nondeductible expenses	858
Increase due to state and local taxes, net of U.S. federal income tax effects	982
Other, net	(1,089)
Income tax expense	$ 1,540


CEREFICE
& COMPANY

CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION

1103 WESTFIELD AVENUE
RAHWAY, NJ 07065
PHONE: 732/382-3800
FAX: 732/382-0213
E-MAIL: CPA@CEREFICE.COM

The Shareholder
Family Investors Company
Fanwood, New Jersey

In planning and performing our audit of the financial statements of Family Investors Company, (the company) for the year ended December 31, 2001, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

The management of the Company is responsible for establishing and maintaining effective internal control and practices and procedures to comply with requirements of regulatory agencies. One of the objectives of internal control and the practices and procedures is to provide management with reasonable but not absolute assurance that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control over financial reporting would not necessarily disclose all matters in the internal control over financial reporting that might be material weaknesses. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control over financial reporting and its operation that we consider to be material weaknesses.

This report is intended solely for the information and use of the shareholder, management, and regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cerefice & Company
Certified Public Accountants
Rahway, New Jersey
February 1, 2002




Family Investors Company

Focus Report

December 31, 2001


&CEREFICE
COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION

1103 WESTFIELD AVENUE
RAHWAY, NJ 07065
PHONE: 732/382-3800
FAX: 732/382-0213
E-MAIL: CPA@CEREFICE.COM

Independent Auditor's Report

The Shareholder
Family Investors Company
Fanwood, New Jersey

We have audited the Focus Report, Part IIA (form X-17A-5) of Family Investors Company as of December 31, 2001 and for the year then ended. This report includes the following:

The information included in the financial statements and the related computations are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and computations based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.

(continued)

The Shareholder
Family Investors Company
Fanwood, New Jersey

Independent Auditor's Report (continued)

An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and related computations referred to above present fairly, in all material respects, the financial position of Family Investors Company as of December 31, 2001 and the results of its operations, changes in ownership equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Cerefice & Company
February 1, 2002

FORM X-17A-5

3/91

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER		SEC FILE NO.	
Family Investors Company	13	8-11196	14
		FIRM ID. NO.	
		12-01785	15
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)		FOR PERIOD BEGINNING (MM/DD/YY)	
265 South Avenue (No. and Street)	20	1/1/01	24
		AND ENDING (MM/DD/YY)	
Fanwood (City) [21] NJ (State) [22] 07023 (Zip Code)	23	12/31/01	25

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT		(Area Code)—Telephone No.	
Fred J. Chemidlin, Jr.	30	908-322-1800	31
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:		OFFICIAL USE	
	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

10-001785-C1 IIA
FAMILY INVESTORS COMPANY
FRED J. CHEMIDLIN, JR.
265 SOUTH AVENUE,
FANWOOD NJ 07023

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 2nd day of Feb. 2002

Manual signatures of:

1) 
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

Cerefice & Company

70

ADDRESS Number and Street	City	State	Zip Code
1103 Westfield Avenue	Rahway	NJ	07065
71	72	73	74

Check One

(X) Certified Public Accountant 75

( ) Public Accountant 76

( ) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD
50	51	52	53